                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)


                                 IDT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    448947309
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 2001
--------------------------------------------------------------------------------
             (Date of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 448947309

----------------------------------------------------------------------------------------------------------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Liberty Media Corporation
              84-1288730

----------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)      [ ]

              (b)      [X]
----------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC, 00

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

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                               7      SOLE VOTING POWER
                                      10,260,303

     NUMBER OF      --------------------------------------------------------------------------------------------------
      SHARES                   8      SHARED VOTING POWER
   BENEFICIALLY                       See Items 5(b) and 6 of Original 13D
   OWNED BY EACH
     REPORTING      --------------------------------------------------------------------------------------------------
       PERSON                  9      SOLE DISPOSITIVE POWER
                                      10,260,303

                    --------------------------------------------------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      See Items 5(b) and 6 of Original 13D

----------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,260,303
----------------------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

----------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13       21.7%*

----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON                 CO

----------------------------------------------------------------------------------------------------------------------

         *As of October 26, 2001, the Issuer had outstanding 23,212,753 shares of Common Stock, 9,816,988 shares of Class A Common Stock and 47,263,289 shares of Class B Common Stock, as reported on its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001. Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share and each share of Class B Common Stock is entitled to one-tenth of one vote per share. Accordingly, the Reporting Person beneficially owns approximately 21.7% of the outstanding Class B Common Stock, 12.8% of the Issuer's outstanding common equity and 1.8% of the Issuer's outstanding voting power.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                 IDT CORPORATION


         Liberty Media Corporation, a Delaware corporation ("Liberty Media" or the "Reporting Person"), originally filed a Statement on Schedule 13D (the "Original Statement") on June 16, 2000, with respect to the common stock, par value $.01 per share ("Common Stock"), of IDT Corporation, a Delaware corporation ("IDT" or the "Issuer). The Reporting Person is filing this amendment to the Original Statement to report the exchange of all of its shares of Common Stock for shares of Class B Common Stock, par value $0.01 per share, of IDT ("Class B Common Stock") and its acquisition of additional shares of Class B Common Stock.

ITEM 2.       IDENTITY AND BACKGROUND.

         The first sentence of Item 2 is hereby deleted and replaced with the following:

         The principal business address of the Reporting Person and each of its subsidiaries described below is 12300 Liberty Boulevard, Englewood, Colorado 80112.

         Item 2 is hereby supplemented and amended to include the following information:

         On August 10, 2001, AT&T Corp., the former parent corporation of the Reporting Person ("AT&T"), redeemed (the "Redemption") each outstanding share of Class A Liberty Media Group common stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), and Class B Liberty Media Group common stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock" and together with the Class A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), in exchange for one share of a corresponding series of common stock of the Reporting Person. Prior to the Redemption, the Liberty Media Group Common Stock was a tracking stock of AT&T intended to reflect the economic performance of the businesses and assets attributed to AT&T's Liberty Media Group. AT the time of the Redemption, the Reporting Person held all of the businesses and assets formerly attributed to AT&T's Liberty Media Group. As a result of the Redemption, the Reporting Person became an independent, publicly traded company.

         The Reporting Person owns 100% of LMC Capital LLC, a Delaware limited liability company ("LMC Capital"). LMC Capital LLC owns 100% of Liberty Programming Company LLC, a Delaware limited liability company ("Liberty Programming Company"). Liberty Programming Company owns a majority of the outstanding capital stock of LMC Animal Planet, Inc., a Colorado corporation ("LMC Animal Planet"). LMC Animal Planet owns 100% of Liberty IDTC, Inc., a Delaware corporation ("Liberty IDTC"). Liberty IDTC holds the shares of Class B Common Stock covered by this statement.

         Schedule 1 attached hereto contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 to the Statement. Schedule 2 to the Statement is hereby deleted in its entirety.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any of the
Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by adding the following:

         Immediately following its acquisition of the shares of Common Stock reported in the Original Statement, Liberty Media transferred the shares to Liberty IDTC, then a wholly-owned subsidiary of Liberty Media, as a contribution to capital.

         On June 1, 2001, IDT issued a stock dividend of one share of Class B Common Stock on each outstanding share of Common Stock. As a result, Liberty IDTC acquired 3,728,949 shares of Class B Common Stock.

         On October 11, 2001, Liberty IDTC exchanged its 3,728,949 shares of Common Stock for 3,810,265 shares of Class B Common Stock in accordance with the Lock-up, Registration Rights and Exchange Agreement described in Item 6 of the Original Statement and included as Exhibit 7(g) thereto.

         On October 19, 2001, Liberty Media transferred all of the outstanding capital stock of Liberty IDTC to LMC Capital as a contribution to capital, and LMC Capital transferred the capital stock of Liberty IDTC to Liberty Programming Company as a contribution to capital. Liberty Programming Company transferred the capital stock of Liberty IDTC to LMC Animal Planet in exchange for 8,159 shares of common stock of LMC Animal Planet.

         On October 19, 2001, LMC Animal Planet acquired (i) 33 Class A and 97 Class B membership interests of NTOP Holdings, L.L.C., a Delaware limited liability company from ITelTech, LLC, a subsidiary of AT&T, and (ii) 2,721,089 shares of Class B Common Stock from AT&T in exchange for an aggregate of $91,200,000 in cash and 101 shares of common stock and 913 shares of Series A Voting Preferred Stock of LMC Animal Planet. LMC Animal Planet obtained the $91,200,000 in cash from Liberty Programming Company in exchange for 9,120 shares of common stock of LMC Animal Planet. Liberty Programming Company received the cash as a contribution to capital from LMC Capital LLC, which received it as a contribution to capital from Liberty Media Corporation. Liberty Media Corporation obtained the cash from its available funds. Following its acquisition of the shares of Class B Common Stock from AT&T, LMC Animal Planet transferred these shares to Liberty IDTC as a contribution to capital.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following:

         The Reporting Person caused Liberty IDTC to exchange its Common Stock for Class B Common Stock in fulfillment of its obligations under the Lock-up, Registration Rights and Exchange Agreement described in Item 6 of the Original Statement and included as Exhibit 7(g) thereto.

         The Reporting Person caused LMC Animal Planet to enter into the transaction described in Item 3 above in order to increase the Reporting Person's investment in IDT and to facilitate the consolidation of voting control of Net2Phone, Inc. under the management of IDT. (NTOP Holding, L.L.C. holds a majority voting interest in Net2Phone, Inc.) The Reporting Person caused LMC Animal Planet, Inc. to transfer to Liberty IDTC the shares of Class B Common Stock acquired from AT&T Corp. in order to consolidate the ownership of all its shares of Class B Common Stock in a single subsidiary.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUES.

         The first paragraph of Item 5(a) is hereby deleted and replaced with the following:

         As of the date hereof, the Reporting Person beneficially owns 10,260,303 shares of Class B Common Stock (the "Shares"). As of October 26, 2001, the Issuer had outstanding 23,212,753 shares of Common Stock, 9,816,988 shares of Class A Common Stock and 47,263,289 shares of Class B Common Stock, as reported on its Form 10-K for the fiscal year ended July 31, 2001, filed with the SEC on October 29, 2001. Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share and each share of Class B Common Stock is entitled to one-tenth of one vote per share. Accordingly, the Reporting Person beneficially owns approximately 21.7% of the outstanding Class B Common Stock, 12.8% of the Issuer's outstanding common equity and 1.8% of the Issuer's outstanding voting power.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by adding the following:

         On October 19, 2001, LMC Animal Planet and IDT entered into an assumption Agreement pursuant to which the parties agreed that the shares of Class B Common Stock acquired by LMC Animal Planet from AT&T would be subject to the lock-up provisions of the Lock-up and Registration Rights Agreement, dated as of March 20, 2000, between IDT and AT&T. Under this agreement, these shares may not be transferred prior to March 20, 2001, except to affiliates of LMC Animal Planet.

         On October 19, 2001, Liberty Media, LMC Animal Planet and IDT entered into a letter agreement pursuant to which the parties amended the Lock-up, Registration Rights and Exchange Agreement described in Item 6 of the Original Statement and included as Exhibit 7(g) thereto to include the shares of Class B Common Stock acquired by LMC Animal Planet from AT&T as Registrable Securities within the meaning of that agreement and to increase the number of demand registrations available under the agreement from two to three.

ITEM 7.

         Item 7 is hereby amended and supplemented by adding the following:

               Exhibit No.         Description
               -----------         -----------
                  7(j)             Assumption Agreement, dated October 19, 2001, between LMC Animal Planet, Inc.
                                   and IDT Corporation.

                  7(k)             Lock-up and Registration Rights Agreement, dated March 20, 2000, between AT&T
                                   Corp. and IDT Corporation.

                  7(l)             Letter Agreement, dated October 19, 2001, between Liberty Media Corporation, LMC
                                   Animal Planet, Inc. and IDT Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 2001



                                          LIBERTY MEDIA CORPORATION



                                          By: /s/ Charles Y. Tanabe
                                              ---------------------------------
                                              Name:   Charles Y. Tanabe
                                              Title:  Senior Vice President

SCHEDULE 1 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:


                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                      Title
----                                      -----
John C. Malone                            Chairman of the Board and Director of Liberty

Robert R. Bennett                         President, Chief Executive Officer and Director of Liberty

Gary S. Howard                            Executive Vice President, Chief Operating Officer  and Director of Liberty

Donne F. Fisher                           Director of Liberty; President, Fisher Capital Partners, Ltd.

Paul A. Gould                             Director of Liberty; Managing Director of Allen & Company Incorporated

Jerome H. Kern                            Director of Liberty; Consultant, Kern Consulting, LLC

Larry E. Romrell                          Director of Liberty

David J.A. Flowers                        Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski                    Senior Vice President of Liberty

Charles Y. Tanabe                         Senior Vice President, General Counsel and Secretary of Liberty

Peter N. Zolintakis                       Senior Vice President of Liberty

Christopher W. Shean                      Vice President and Controller of Liberty

                                  EXHIBIT INDEX


               Exhibit No.         Description
               -----------         -----------
                  7(j)             Assumption Agreement, dated October 19, 2001, between LMC Animal Planet, Inc.
                                   and IDT Corporation.

                  7(k)             Lock-up and Registration Rights Agreement, dated March 20, 2000, between AT&T
                                   Corp. and IDT Corporation.

                  7(l)             Letter Agreement, dated October 19, 2001, between Liberty Media Corporation, LMC
                                   Animal Planet, Inc. and IDT Corporation.